UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

São Paulo, October 19, 2022.

To

B3 S.A. – Brasil, Bolsa, Balcão

Mrs. Ana Lucia Pereira

Issuers Listing and Supervision Superintendence

c/c: Brazilian Securities and Exchange Commission (“CVM”)

Mr. Fernando Soares Vieira – Companies Relations Superintendent

Mr. Francisco José Bastos Santos – Market and Agents Relations Superintendent

Ref.: Official Letter No. 1137/2022-SLS (“Official Letter”)

Dear Sirs,

We refer to the terms of the Official Letter in reference, which questioning, in view of the determination of the Official Letter, is transcribed below:

In view of the latest oscillations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we ask to be informed, until 10/19/2022, if there is any fact of your knowledge that can justify them.

Ordinary Shares
Prices (R$ per share)
Data	Opening	Minimun	Maximum	Average	Last	Oscil. %	No.	Amount	Volume (R$)
04/10/2022	18,67	17,99	18,76	18,27	18,08	-1,89	29.272	18.594.600	339.732.516,00
05/10/2022	18,09	17,80	18,42	18,17	18,12	0,22	20.097	8.852.300	160.846.247,00
06/10/2022	18,30	17,96	18,31	18,12	18,11	-0,05	18.218	6.691.000	121.222.540,00
07/10/2022	18,11	17,98	18,36	18,19	18,16	0,27	23.872	11.897.600	216.435.893,00
10/10/2022	18,41	18,25	18,81	18,64	18,79	3,46	19.516	7.333.800	136.685.007,00
11/10/2022	18,84	18,53	19,30	18,98	19,02	1,22	29.642	12.287.200	233.234.387,00
13/10/2022	18,87	18,62	19,72	19,32	19,47	2,36	36.565	20.665.700	399.348.671,00
14/10/2022	19,52	18,99	19,66	19,37	19,09	-1,95	27.274	11.391.600	220.599.315,00
17/10/2022	19,20	19,06	19,79	19,45	19,74	3,40	35.041	20.683.400	402.314.787,00
18/10/2022*	19,83	18,24	19,89	18,91	18,27	-7,44	38.592	20.075.600	379.767.569,00

 *Updated until 3:26pm.

In response, the Company informs that it is not aware of any specific fact or relevant act that justifies the latest oscillations registered with the shares issued by the Company, the number of trades and quantity traded.

Nonetheless, the Company believes that an increase in the speculations in relation to possible sale of assets by its controlling shareholder may have contributed to the oscillations verified.

The Company is unaware of any such transaction, having inquired its controlling shareholder, who also affirmed not to have knowledge of any event that may have caused the oscillations registered with the shares issued by the Company.

These being the clarifications it deemed appropriate for the moment, the Company subscribes.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.